

NHI.
NATIONAL HEALTH INVESTORS
Q4 2017 SUPPLEMENTAL

TABLE OF CONTENTS

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2017. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the year ended December 31, 2017.

COVER: Discovery Regency Pointe, operated by Discovery Management Group in Rainbow City, AL.

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]

Prestige, 2% · LCS, 2% · LaSalle, 2% · SLM, 3% · Chancellor, 3% · HSM, 4% · East Lake, 4% · Other, 8% · Small, 1% · NHC, 15% · Ensign, 7% · Brookdale, 2% · Acadia, 1% · Quorum, 1% · Holiday, 14% · SLC, 16% · Bickford, 15%

Regional 59%   Small 1%
Public 26%   National Private Chain 14%



ASSETS[1]

Other Income, 2%[2] · Senior Living Campus, 6% · Skilled, 28% · Assisted Living, 26% · Hospital & MOB, 3% · Independent Living, 16% · Entrance Fee, 19%

Sr. Hsng. Need-Driven 32%   Medical 31%
Sr. Hsng. Discretionary 35%

[1]Based on annualized cash revenue of $253,755,000 for contracts in place at December 31, 2017
[2]Other Income consists primarily of revenue from non-mortgage notes receivable



AS OF FEB 15, 2018

Senior Housing 142
Skilled Nursing 73
Hospital 3
Medical Office 2

220 Properties

32 Operating Partners

32 States

SUMMARY INFORMATION

(dollar and share amounts in thousands)

		Quarter Ended / As Of			
	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Balance Sheet Data					
Gross cost of real estate assets	$ 2,665,903	$ 2,620,920	$ 2,612,804	$ 2,597,324	$ 2,472,854
Total assets	2,545,821	2,519,932	2,511,042	2,515,979	2,403,633
Total liabilities	1,223,704	1,192,265	1,224,616	1,228,695	1,194,043
Total stockholder's equity	1,322,117	1,327,667	1,286,426	1,287,284	1,209,590
Operating Data					
Total revenue	$ 71,083	$ 71,352	$ 69,836	$ 66,388	$ 65,027
Rental revenue - GAAP[1]	68,050	68,224	65,725	63,127	61,009
Straight-line rents	7,134	6,951	6,249	5,755	5,615
Rental revenue - Cash[1]	60,916	61,273	59,476	57,372	55,394
Adjusted EBITDA[2]	67,931	68,644	66,333	62,214	62,159
Interest expense[1]	11,185	11,746	11,733	11,661	11,364
General & administrative expense	3,075	2,513	2,521	4,108	2,554
Funds from operations per diluted common share	1.31	1.35	1.34	1.50	1.43
Normalized FFO per diluted common share	1.35	1.37	1.32	1.25	1.27
Normalized AFFO per diluted common share	1.21	1.22	1.18	1.13	1.15
Regular dividends declared per common share	0.95	0.95	0.95	0.95	0.90
Capitalization					
Common shares outstanding at end of each period	41,532	41,531	40,984	40,979	39,848
Market value of equity at end of each period	$ 3,130,682	$ 3,209,931	$ 3,245,933	$ 2,976,305	$ 2,955,526
Total debt	1,145,497	1,111,292	1,145,005	1,145,691	1,115,981
Net debt	1,142,434	1,107,366	1,141,535	1,140,006	1,111,149
Total market capitalization, including net debt	4,273,116	4,317,297	4,387,468	4,116,311	4,066,675
Ratios					
Interest coverage ratio	6.1x	5.8x	5.7x	5.3x	5.5x
Fixed charge coverage ratio	6.8x	6.6x	6.3x	6.1x	6.4x
Net debt to adjusted EBITDA (annualized)	4.2x	4.0x	4.3x	4.5x	4.4x
Dividend payout ratio for normalized FFO	70.4%	69.3%	72.0%	76.0%	70.9%
Dividend payout ratio for normalized AFFO	78.5%	77.9%	80.5%	84.1%	78.3%
Net debt as a percentage of market capitalization	26.7%	25.6%	26.0%	27.7%	27.3%
Secured debt as a percentage of net debt	12.4%	11.1%	10.8%	10.9%	11.2%
Portfolio Statistics					
Number of properties	218	216	215	215	205

[1]Certain balances were reclassified to conform the presentation of prior periods to the current period.
[2]For all periods presented EBITDA has been adjusted to reflect GAAP interest expense, which excludes amounts capitalized during the period.

PERFORMANCE

Normalized FFO / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on
mid-point of 2017 guidance and reported normalized FFO

Dividends   Regular   Special



Total Return   NHI   MSCI US REIT Index   S&P 500 TR Index



Dividends / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer
company projections and dividend history

General & Administrative Cost as % of Total Revenue



INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our 32 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*


$800
$700
$600
$500
$400
$300
$200
$100
$0
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
$100.3
$193.0
$752.1
$570.9
$310.1
$447.7
$214.0
$28.4
2011
2012
2013
2014
2015
2016
2017
2018
Existing Relationship
New Relationship
10-Year Treasury
WACY


Notes, 5%
INVESTMENT STRUCTURE
Lease, 95%

*Average age of properties acquired since 2011 is **15.6 years**; total portfolio average age is **23.2 years**

($, in 000's)	Asset Type	Investment Type	Units/ Buildings[1]	Location	Yield	Total	Funded	Remaining
Recent Investments								
Q1 2018								
Ensign Group	SNF	Lease	121/1	TX	8.20%	14,400	(14,400)	—
Bickford Senior Living	SHO	Construction Loan	60/1	VA	9.00%	14,000	(1,500)	12,500
						$ 28,400	$ (15,900)	$ 12,500
Q4 2017								
Discovery Senior Living	SHO	Lease	202/1	OK	7.00%	34,600	(34,600)	—
Navion Senior Solutions	SHO	Lease	32/1	NC	7.15%	8,200	(7,550)	650
Woodland Village	SHO	Expansion	44/1	WA	8.50%	7,100	—	7,100
Q3 2017								
Evolve Senior Living	SHO	Mortgage Note	40/1	NH	8.00%	10,000	(10,000)	—
Senior Living Communities	SHO	Renovation	N/A	Various	7.08%	6,830	—	6,830
Acadia Healthcare	HOSP	Land Lease	N/A	TN	7.00%	4,840	(4,840)	—
Q2 2017								
Bickford Senior Living	SHO	Lease	60/1	MI	7.25%	10,400	(10,400)	—
Q1 2017								
LaSalle Group	SHO	Lease	223/5	IL, TX	7.00%	61,865	(61,865)	—
Prestige Senior Living	SHO	Lease	102/1	OR	7.00%	26,200	(26,200)	—
Navion Senior Solutions	SHO	Lease	86/2	NC	7.35%	16,100	(16,100)	—
Bickford Senior Living	SHO	Construction Loan	60/1	MI	9.00%	14,000	(4,462)	9,538
Ensign Group	SNF	Lease	126/1	TX	8.35%	13,846[2]	(13,846)	—
						$ 213,981	$ (189,863)	$ 24,118
Q4 2016								
Senior Living Communities	SHO	Lease	299/1	CT	6.77%	74,000	(74,000)	—
Q3 2016								
Chancellor Health Care	SHO	Lease	134/2	OR	7.50%	36,650	(36,650)	—
Senior Living Management	SHO	Mortgage Notes	246/1	FL	8.25%	24,500	(24,500)	—
Bickford Senior Living	SHO	Construction Loan	60/1	IL	9.00%	14,000	(11,096)	2,904
Q2 2016								
Ensign Group	SNF	Lease	931/8	TX	8.40%[3]	118,500	(118,500)	—
Bickford Senior Living	SHO	Lease	277/5	IA, IL, NE	7.25%	89,900	(87,500)	2,400
East Lake Management Group	SHO	Lease	477/2	CT	7.00%	66,300	(66,300)	—
Q1 2016								
Senior Living Communities	SHO	Construction Loan	186/1	SC	10.00%	14,000	(14,000)	—
Woodland Village	SHO	Lease	98/1	WA	7.25%	9,813	(9,813)	—
						$ 447,663	$ (442,359)	$ 5,304
Development Activity								
Life Care Services	EFC	Senior Note	220/1	WA	6.75%	$ 60,000	$ (53,622)	$ 6,378
Bickford Senior Living	SHO	Construction	300/5	IL, VA	9.00%	$ 56,500	$ (53,857)	$ 2,643
Senior Living Communities	SHO	Construction Loan	N/A	Various	8.40%	$ 15,000	$ (616)	$ 14,384
Woodland Village	SHO	Expansion	44/1	WA	8.50%	$ 7,100	$ —	$ 7,100
Various	SHO	Renovation & Construction	N/A	Various	Various	$ 29,980	$ (10,315)	$ 19,665

[1]Building count excludes renovations
[2]Excludes $1,250,000 contributed by Ensign Group
[3]Includes existing properties leased to Ensign. NHI basis in 15-property lease portfolio is $211 million with new annual lease payment of $17.75 million.

FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix



Normalized FFO (per diluted share) Dividend Payout



Adjusted EBITDA (millions)

*Mid-point of guidance range



Normalized AFFO (per diluted share)

CAPITAL STRUCTURE









[$, in 000's]		Amount	Rate[2]	% of Total	Maturity
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	45,047	4.04%	3.9%	19 years
Fannie Mae Mortgage Loans		96,367	3.94%	8.3%	8 years
Total Secured Debt		141,414			
Unsecured Debt					
Fixed Rate					
Term Loans		650,000	3.83%	56.0%	7 years
Convertible Senior Notes		147,575	3.25%	12.7%	4 years
Variable Rate					
Revolving Credit Facility		221,000	2.96%	19.1%	5 years
Total Unsecured Debt		1,018,575			
Subtotal		1,159,989	3.61%	100.0%	
Note Discounts		(4,039)			
Unamortized Loan Costs		(10,453)			
Total Debt	$	1,145,497			

[1] Excludes impact of unamortized discounts and loan costs;
[2] Weighted average

INDUSTRY PARTNERS

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.

Stabilized Lease Portfolio EBITDARM Coverage*   Q3 '16   Q3 '17



(#) indicates the number of properties; excludes development and lease-up properties that have been in operation for less than 24 months

* based on trailing twelve months; full portfolio coverage 1.66x; SNF includes NHC coverage of 3.67x & 3.61x for the T12 periods ending Q3 '16 & Q3 '17, respectively; SHO includes SLC coverage of 1.24x & 1.21x, Bickford coverage of 1.20x & 1.22x, and Holiday coverage of 1.19x & 1.16x, all for the T12 periods ending Q3 '16 & Q3 '17, respectively

**SHO includes coverage of 1.20x and 1.19x for Q3 '16 & Q3 '17, respectively, for need driven properties and 1.26x and 1.23x for Q3 '16 & Q3 '17 , respectively, for discretionary properties

		Ownership	Market Focus	% of Revenue[1]
	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	16%
	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	15%
	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	15%
	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971, they are a privately held company and currently operate more than 300 facilities.	Private	SHO	14%
	The Ensign Group (NASDAQ: ENSG), provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	7%
	Based in Dallas, Texas, East Lake Capital Management operates independent living, assisted living and memory care communities.	Private	SHO	4%
	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	4%
	Chancellor Health Care is based in Windsor, California and formed in 1992. Chancellor operates on the full continuum of care and has 8 properties across 4 states, which include California, Colorado, Maryland and Oregon, and serve over 750 seniors.	Private	SHO	3%
	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
	Based in Des Moines, Iowa, and established in 1971, Life Care Services operates and develops continuing care retirement communities, stand-alone assisted living, memory care, and rental communities nationwide.	Private	SHO	2%

[1]Based on annualized cash revenue of $253,755,000 for contracts in place at December 31, 2017

LEADERSHIP

INVESTING IN RELATIONSHIPS



Eric Mendelsohn
President & CEO



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
Chief Investment Officer



John Spaid
EVP, Finance



Michelle Kelly
SVP, Investments



Jerry Taylor
Director, Business Development



Colleen Schaller
Director, Investor Relations



Ron Reel
Controller

Analyst Coverage

Juan Sanabria | Bank of America Merrill Lynch, John Kim | BMO Capital Markets, John Roberts | J.J.B. Hilliard W.L. Lyons
Peter Martin | JMP Securities, Jordan Sadler | Key Banc Capital Markets, Rich Anderson | Mizuho Securities
Chad Vanacore | Stifel, Nicolaus & Company, Todd Stender | Wells Fargo, Joe France | Cantor Fitzgerald
Dana Hambly | Stephens Inc., Eric Fleming | Suntrust, Daniel Bernstein | Capital One Securities, Inc

Investor Relations

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
cschaller@nhireit.com | www.nhireit.com



NHI
NYSE

BALANCE SHEETS

(in thousands, except per share amounts)

		December 31, 2017		December 31, 2016
Assets				
Real estate properties				
Land	$	191,623	$	172,003
Buildings and improvements		2,471,602		2,285,122
Construction in progress		2,678		15,729
		2,665,903		2,472,854
Less accumulated depreciation		(380,202)		(313,080)
Real estate properties, net		2,285,701		2,159,774
Mortgage and other notes receivable, net		141,486		133,493
Cash and cash equivalents		3,063		4,636
Straight-line rent receivable		97,359		72,518
Other assets		18,212		33,212
Total Assets	$	2,545,821	$	2,403,633
Liabilities and Stockholders' Equity				
Debt	$	1,145,497	$	1,115,981
Accounts payable and accrued expenses		17,476		20,874
Dividends payable		39,456		35,863
Lease deposit liabilities		21,275		21,325
Total Liabilities		1,223,704		1,194,043
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
41,532,154 and 39,847,860 shares issued and outstanding, respectively		415		398
Capital in excess of par value		1,289,919		1,173,588
Cumulative net income in excess of dividends		32,605		29,873
Accumulated other comprehensive income		(822)		5,731
Total Stockholders' Equity		1,322,117		1,209,590
Total Liabilities and Equity	$	2,545,821	$	2,403,633

Certain balances were reclassified to conform the presentation of prior periods to the current period.

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended December 31,		2017		2016
Revenues				
Rental income	$	68,050	$	61,009
Interest income from mortgage and other notes		3,009		3,669
Investment income and other		24		339
		71,083		65,017
Expenses				
Depreciation		17,167		15,887
Interest, including amortization of debt discount and issuance costs		11,185		11,364
Legal		77		16
Franchise, excise and other taxes		157		183
General and administrative		3,075		2,554
		31,661		30,004
Income before equity-method investee, TRS tax benefit, investment and other gains and noncontrolling interest		39,422		35,013
Loss on convertible note retirement		(1,624)		—
Investment and other gains		—		6,175
Net income		37,798		41,188
Weighted average common shares outstanding:				
Basic		41,532,130		39,847,860
Diluted		41,803,615		39,993,445
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.91	$	1.03
Net income attributable to common stockholders - diluted	$	.90	$	1.03

Certain balances were reclassified to conform the presentation of prior periods to the current period.

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended December 31,		2017		2016
Net income attributable to common stockholders	$	37,798	$	41,188
Elimination of certain non-cash items in net income:				
Depreciation		17,167		15,887
Funds from operations		54,965		57,075
Gain on sale of marketable securities		—		(6,175)
Loss on early retirement of convertible debt		1,624		—
Ineffective portion of cash flow hedges		(3)		—
Recognition of note discount and early payment penalty		—		(288)
Normalized FFO		56,586		50,612
Straight-line lease revenue, net		(7,134)		(5,615)
Amortization of lease incentives		50		10
Amortization of original issue discount		269		291
Amortization of debt issuance costs		655		611
Normalized AFFO		50,426		45,909
Non-cash share-based compensation		342		251
Normalized FAD	$	50,768	$	46,160

BASIC				
Weighted average common shares outstanding		41,532,130		39,847,860
FFO per common share	$	1.32	$	1.43
Normalized FFO per common share	$	1.36	$	1.27
Normalized AFFO per common share	$	1.21	$	1.15
DILUTED				
Weighted average common shares outstanding		41,803,615		39,993,445
FFO per common share	$	1.31	$	1.43
Normalized FFO per common share	$	1.35	$	1.27
Normalized AFFO per common share	$	1.21	$	1.15
PAYOUT RATIOS				
Regular dividends per common share	$	.95	$	.90
Normalized FFO payout ratio per diluted common share		70.4%		70.9%
Normalized AFFO payout ratio per diluted common share		78.5%		78.3%

Certain balances were reclassified to conform the presentation of prior periods to the current period.

PORTFOLIO SUMMARY

($ in thousands)

	Properties	Units/Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	86	4,192	$ 70,663	$ 7,824	$ 62,839	$ 292	$ 63,131
Senior Living Campus	10	1,323	16,371	1,650	14,721	—	14,721
Total Senior Housing - Need Driven	96	5,515	87,034	9,474	77,560	292	77,852
Senior Housing - Discretionary							
Independent Living	30	3,412	46,268	7,579	38,689	2,221	40,910
Entrance-Fee Communities	10	2,363	50,447	7,900	42,547	—	42,547
Total Senior Housing - Discretionary	40	5,775	96,715	15,479	81,236	2,221	83,457
Total Senior Housing	136	11,290	183,749	24,953	158,796	2,513	161,309
Medical Facilities							
Skilled Nursing	68	8,813	72,608	1,049	71,559	—	71,559
Hospitals	3	181	7,797	169	7,628	—	7,628
Medical Office Buildings	2	88,517 *	973	(81)	1,054	—	1,054
Total Medical Facilities	73		81,378	1,137	80,241	—	80,241
Total Lease Revenue	209		265,127	26,090	239,037	2,513	241,550
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	4	252	1,937		1,937	175	2,112
Senior Housing - Discretionary	1	400	5,118		5,118	—	5,118
Medical Facilities	4	270	717		717	—	717
Other Notes Receivable	—	—	4,258		4,258	—	4,258
Total Continuing Mortgage and Other notes	9	922	12,030		12,030	175	12,205
Current Year Disposals			1,104		1,104	(1,104)	—
Total Mortgage and Other Notes			13,134		13,134	(929)	12,205
Investment and Other Income			398		398	(398)	—
Total Revenue			$ 278,659	$ 26,090	$ 252,569	$ 1,186	$ 253,755

PORTFOLIO INFORMATION

Tenant Purchase Options ($ in thousands)

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2025	Open	$ 300[2]	0.1%
HOSP	1	September 2027	2020	2,398	1.0%
SHO	8	December 2024	2020	4,144	1.7%
HOSP	1	March 2025	2020	1,831	0.8%
SHO	3	June 2025	2020	4,961	2.1%
SHO	2	May 2031	2021	4,421	1.8%
HOSP	1	June 2022	2022	3,398	1.4%
Various	8	—	Thereafter	4,061	1.7%
					10.6%

[1]Based on annualized cash revenue of $253,755,000 for contracts in place at December 31, 2017
[2]Renewal effective March 2018

Lease Maturities (annualized cash rent; $ in thousands)

	# of Properties	SHO	SNF	Other	Total
2018	1	$ —	$ 447	$ —	$ 447
2019	10	9,003	—	—	9,003
2020	6	2,641	—	336	2,977
2021	2	768	1,194	—	1,962
2022	4	770	—	3,398	4,168
2023	15	10,809	2,749	—	13,558
2024	10	7,009	—	—	7,009
2025	10	5,556	—	2,132	7,688
2026	32	—	32,559	—	32,559
2027	7	7,459	—	2,398	9,857
Thereafter	112	117,294	34,609	—	151,903

RECONCILIATIONS

($ in thousands)

		Three Months Ended		
Adjusted EBITDA Reconciliation		December 31, 2017		December 31, 2016
Net Income	$	37,798	$	41,188
Interest expense		11,185		11,364
Franchise, excise, and other taxes		157		183
Depreciation		17,167		15,887
Gain on sale of marketable securities		—		(6,175)
Loss on early retirement of convertible debt		1,624		—
Recognition of note discount and early payment penalty		—		(288)
Adjusted EBITDA	$	67,931	$	62,159
Net Debt to Adjusted EBITDA				
Consolidated Total Debt		1,145,497		
Less cash and cash equivalents		(3,063)		
Consolidated Net Debt	$	1,142,434		
Adjusted EBITDA	$	67,931		
Annualizing Adjustment		203,793		
Annualized impact of recent investments		1,506		
	$	273,230		
Consolidated Net Debt to Adjusted EBITDA		4.2x		

Certain balances were reclassified to conform the presentation of prior periods to the current period.

DEFINITIONS ▶

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types
SHO - Senior housing	HOSP - Hospital
EFC - Entrance Fee Community	MOB - Medical office building
SNF -Skilled nursing facility	

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.	LTC Properties, Inc.	Sabra Health Care REIT, Inc.
HCP, Inc.	Welltower, Inc.	

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint venture was designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.

NHI

Q4 2017 SUPPLEMENTAL